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                             March 25, 2024

       M  nica Jim  nez Gonz  lez
       Chief Strategy, Sustainability and Legal Officer
       GeoPark Limited
       Calle 94 N   11-30, 8o Floor
       Bogot  , Columbia

                                                        Re: GeoPark Limited
                                                            Schedule TO-I Filed
March 20, 2024
                                                            File No. 005-87998

       Dear M  nica Jim  nez Gonz  lez:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

       Schedule TO-I Filed March 20, 2024

       General

   1.                                                   We note the following
statement (bolded and in all caps) under the header    Important    in
                                                        the Offer to Purchase:
  We are not making the Offer to, and will not accept any tendered shares from,
shareholders in any jurisdiction where it would be illegal to do so.    While
                                                        offer materials need
not be disseminated into jurisdictions where such a distribution would be impermissible,
please remove the implication that tendered shares will not be accepted from all shareholders.
See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange
                                                        Act Release No.
34-58597 (September 19, 2008).
       Procedures for Tendering Shares, page 7

   2.                                                   We note the following
statement made on page 10 of the Offer to Purchase:    By tendering
                                                        shares to us, you agree
to accept all decisions we make concerning these matters and waive any right you
might otherwise have to challenge those decisions.    This statement is
                                                        inconsistent with a
shareholder   s right to challenge your determination in a court of
 M  nica Jim  nez Gonz  lez
FirstName  LastNameM  nica Jim  nez Gonz  lez
GeoPark Limited
Comapany
March      NameGeoPark Limited
       25, 2024
March2 25, 2024 Page 2
Page
FirstName LastName
         competence jurisdiction as stated in the immediately preceding sentence. Please revise this statement to clarify that shareholders are not foreclosed from challenging your determination in a court of competent jurisdiction.
Withdrawal Rights, page 10

3.       Refer to the following disclosure made on page 10 of the Offer to
Purchase:    You may
         also withdraw your previously tendered shares at any time after 5:00 p.m., New York City time, on May 15, 2024, unless such shares have been accepted for payment as provided in
         the Offer.    It does not appear that May 15, 2024 is the 40th
business day (as defined in
         Rule 13e-4(a)(3)) after commencement of the Offer. Please revise or advise. Please also make conforming changes to any similar statements in the Offer to Purchase.
Conditions of the Tender Offer, page 13

4. On page 13 of the Offer to Purchase, you have included a condition that will be triggered
         by    any general suspension of, or general limitation on prices for, securities on any
         national securities exchange in the United States or in the over-the-counter market
         (emphasis added). Please revise to explain what would be considered a general limitation on prices for securities on any national securities exchange in the United States or in the over-the-counter market, or delete.
5. On page 13 of the Offer to Purchase, you have included two offer conditions that are based on a 10% decrease (or more) in the price of certain stock indexes and the
         Company   s shares, respectively, from their prices as of March 19,
2024 (i.e., the day
         before commencement of the Offer). As currently drafted, it appears these conditions would be "triggered" by a 10% or greater decrease in price at any time while the Offer is pending. If your intent is that they would be triggered only if there is a 10% or greater decrease in price measured at the Expiration Time, please revise to clarify.
6.       Refer to the following statement on page 15 of the Offer to Purchase:
  The conditions
         referred to above . . . may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion before the Expiration Time (emphasis added). If an
         offer condition is    triggered    while an offer is pending, in our
view, the offeror must
         promptly inform shareholders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition at any time and from
         time to time    may be inconsistent with your obligation in this
regard. Please confirm in
         your response letter that you will promptly notify target shareholders if a condition is triggered while the Offer is pending.
Source and Amount of Funds, page 16

7.       We note that you anticipate funding the Offer from your    cash and
investments.    Please
         revise to further specify the    investments    being used to fund the
Offer. See Item 7 of
         Schedule TO and Item 1007(a) of Regulation M-A.
 M  nica Jim  nez Gonz  lez
GeoPark Limited
March 25, 2024
Page 3
Certain Information Concerning the Company, page 16

8. The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. Please revise the disclosure in this section accordingly.
9. In the last two bullets on page 17 of the Offer to Purchase, you incorporate by reference
            any future Annual Reports on Form 20-F    and    any future reports
on Form 6-K.
         Schedule TO does not specifically permit    forward incorporation
of documents to be
         filed in the future. Rather, you must amend your document to specifically list any such filings. Please revise.
Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the
Shares, page 17

10. We note the Retention and Hiring Bonus scheme discussed on pages 20-21 of the Offer to
         Purchase. Please revise your disclosure to describe the material provisions of the
         Retention and Hiring Bonus scheme. See Item 5 of Schedule TO and Item 1005(e) of
         Regulation M-A. Please also file the Retention and Hiring Bonus scheme as an exhibit to
         Schedule TO or advise. See Item 12 of Schedule TO and Item 1016(d) of Regulation M-
         A.
11. See our last comment above. In light of your disclosure of the CEO Transition Agreement, the Severance Plan, and the employment agreement with Mr. Ocampo on page 22 of the
         Offer to Purchase, it appears that you should file each of these agreements as an exhibit to
         Schedule TO. See Item 12 of Schedule TO and Item 1016(d) of Regulation M-A. Please
         revise or advise.
Fees and Expenses, page 28

12. Please revise this section to describe the material terms of the fee arrangements for all persons or entities retained to make recommendations relating to the Offer. See Item 9 of
         Schedule TO and Item 1009(a) of Regulation M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
202-551-3263.



FirstName LastNameM  nica Jim  nez Gonz  lez                      Sincerely,
Comapany NameGeoPark Limited
                                                               Division of
Corporation Finance
March 25, 2024 Page 3                                          Office of
Mergers & Acquisitions
FirstName LastName